

Mail Stop 4561

November 23, 2016

Frank Gibeau
Chief Executive Officer
Zynga, Inc.
699 Eighth Street
San Francisco, CA 94103

      Re: Zynga, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Response dated October 31, 2016
            File No. 001-35375

Dear Mr. Gibeau:

We have reviewed your October 31, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies

1. We note from your disclosures on page 15 that each of your games requires significant engineering and other resources to develop, launch and sustain via regular upgrades and expansions. Please explain how you considered the guidance in ASC 350-40.

Note 3. Fair Value Measurements

2. Please explain why you recorded the change in the estimated fair value of the contingent consideration as research and development expense in your consolidated statements of operations. Tell us why no portion of the contingent consideration was allocated to other operating costs such as cost of sales. Describe in detail the different performance milestones upon which the contingent consideration is based for each of the relevant acquisitions.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services